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                                  CAYENTA, INC.
                            5910 PACIFIC CENTER BLVD.
                               SAN DIEGO, CA 92121



February 13, 2001


VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Nicole Maddrey
Senior Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0409
Washington, D.C.  20549

RE:      CAYENTA, INC.
         REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-93789)
         REQUEST FOR WITHDRAWAL

Dear Ms. Maddrey:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Cayenta, Inc. (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-93789), including all exhibits thereto, filed with the Commission on December 29, 1999 and as subsequently amended (the "Form S-1"), on the grounds that current market conditions do not support a public offering of the Registrant's Common Stock at this time. Accordingly, the Company respectfully requests that the Securities and Exchange Commission include an order withdrawing the Form S-1 in the files for the Form S-1.

Please forward copies of this order to the undersigned at 3033 Science Park Road, San Diego, CA 92121-1199, and to Thomas A. Perkin at Cooley Godward LLP, 4365 Executive Drive, Suite 1100, San Diego, CA 92121.


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If you should have any questions regarding this application, please contact
Matthew T. Browne or Thomas A. Perkin of Cooley Godward LLP at (858) 550-6000.

Sincerely,

CAYENTA, INC.



By:      /s/ Nicholas J. Costanza
   --------------------------------------
         Nicholas J. Costanza
         General Counsel

cc:      David P. Porreca
         Edward M. Lake
         Barbara L. Borden, Esq.
         Matthew T. Browne, Esq.
         Thomas A. Perkin, Esq.


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